SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2001

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Dated: November 12, 2001	By: /s/ Nancy C. Gardner

24 October 2001

Reuters Adds US Treasury Data From Cantor Fitzgerald

Renowned U.S. Treasury data available today to Reuters clients

NEW YORK, October 24, 2001 – Reuters, the global information, news and technology group, announced today the availability of US Treasury data from Cantor Fitzgerald L.P, the leading provider of actively traded benchmark US Treasury price information.

The data, which includes live, real-time prices for US Treasury benchmark and off-the-run issues, is available beginning today as an optional service for Reuters subscribers around the world, initially as a free 30-day trial.

Devin Wenig, President of Reuters Investment Banking & Brokerage Services, said: “For many years, US Treasury prices from the leading interdealer broker, Cantor Fitzgerald, were exclusively available over Telerate.  With the addition of this premium source of benchmark data, Reuters now provides a compelling range of fixed income content delivered over superior open-systems platforms.”

Lee Amaitis, President and CEO of Cantor Fitzgerald International, said: “For more than 30 years, Cantor Fitzgerald, from its position as the leading broker in US Treasuries, has provided real-time data for market professionals. We are pleased to extend distribution of this benchmark information to Reuters’ broad subscriber base so traders have reliable, accurate real-time prices.”

Cantor Fitzgerald pioneered the distribution of live market data in 1972, when the firm first put real-time prices on screen.

End

Contact:

Nancy Bobrowitz/Felicia Cosby                                               Tel: 646-223-5221/5223
Corporate Communications
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Peter Thomas/Adrian Duffield                                                  Tel: +44 (0) 20 7542 4890/4728
Corporate Relations – UK
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation.  Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity.  Reuters makes extensive use of Internet technologies for the widest distribution of information and news.  Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries.  In 2000 the Group had revenues of £3.59 billion and on 30 June 2001 employed 19,081 staff in 204 cities in 100 countries.  On 1 October 2001 an additional 1,273 staff joined Reuters when the company completed the acquisition of certain Bridge assets.

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